SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2016

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 22, 2016, entitled "TRADING STATEMENT UPDATE FOR THE YEAR ENDED 30 JUNE 2016.".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 2016

By: /s/ Riaan Davel
    Name: Riaan Davel
    Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

TRADING STATEMENT FOR THE YEAR ENDED 30 JUNE 2016

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied that, with a reasonable degree of certainty, the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the year ended 30 June 2016 ("**Results**") and shareholders are accordingly advised that the Company expects to report:
- headline earnings per share to be between 12.2 cents and 13.3 cents per share, which represents an increase of 23% to 34%, respectively, compared to 9.9 cents per share for the previous corresponding period; and
- earnings per share to be between 14.0 cents and 15.3 cents per share, which represents a decrease of 12% to 20%, respectively, compared to 17.4 cents per share for the previous corresponding period.

The decrease in earnings per share is mainly due to non-recurring items that contributed approximately 5 cents per share more to the corresponding period compared to the year ended 30 June 2016. These specific items are excluded from headline earnings.

The above information has not been reviewed or reported on by the Company's auditors. The Company's Results are expected to be published on or about 30 August 2016.

Johannesburg
22 August 2016

Sponsor
One Capital